

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

March 9, 2007

By U.S. Mail and Facsimile

Mr. Barry A. Rothman
President
Eline Entertainment Group, Inc.
1820 NE Jensen Beach Blvd.
Suite 634
Jensen Beach, Florida 34957

> **Re:** **Eline Entertainment Group, Inc.**
> **Form 10-KSB for the Fiscal Year Ended October 31, 2005**
> **Form 10-QSB for the Fiscal Quarter Ended January 31, 2006**
> **Form 10-QSB for the Fiscal Quarter Ended April 30, 2006**
> **Form 10-QSB/A for the Fiscal Quarter Ended April 30, 2006**
> **File No. 000-30451**

Dear Mr. Rothman:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief